UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES ACT OF 1933

For the month of July, 2025

Commission File Number: 001-42415

NEW CENTURY LOGISTICS (BVI) LIMITED

(Name of Registrant)

Office A-E, 33/F, King Palace Plaza,

55 King Yip Street, Kwun Tong,

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Change of Auditor

On July 8, 2025, New Century Logistics (BVI) Limited (the “Company”) dismissed ZH CPA, LLC (“ZH CPA”) and appointed AOGB CPA Limited (“AOGB”) as its independent registered public accounting firm, effective on the same day (the “Change of Auditor”). The Change of Auditor was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make the Change of Auditor was not the result of any disagreement between the Company and ZH CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of ZH CPA on the consolidated financial statements of the Company as of and for the fiscal years ended September 30, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through July 8, 2025, there were no disagreements with ZH CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to ZH CPA’s satisfaction, would have caused ZH CPA to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through July 8, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20-F for the fiscal year ended September 30, 2024, filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 28, 2025. The material weaknesses identified associated with a lack of adequately skilled staff possessing knowledge of generally accepted accounting principles in the United States (the “U.S. GAAP”) thereby affecting the proper adherence to U.S. GAAP and the Securities and Exchange Commission (the “SEC”) reporting and compliance requirements.

The Company has provided ZH CPA with a copy of the above disclosure and requested that ZH CPA furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of ZH CPA’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of AOGB, neither the Company, nor someone on behalf of the Company, has consulted AOGB regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that AOGB concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F of its Form 20-F for the year ending September 30, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into such Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
16.1	Letter of ZH CPA, LLC to the U.S. Securities and Exchange Commission dated July 8, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2025	New Century Logistics (BVI) Limited

	By:	/s/ Ching Shun Ngan
Ching Shun Ngan
Chief Executive Officer